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January 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

RE:	Caribou Coffee Company, Inc. (the “Company”)

Schedule TO-T filed December 21, 2012 by JAB

Beech Inc. and Pine Merger Sub, Inc.

SEC File No. 005-81557

Dear Mr. Hindin:

On behalf of, and at the direction of, JAB Beech Inc. (“Parent”) and its wholly-owned subsidiary, Pine Merger Sub, Inc. (“Purchaser” and, together with Parent, the “Offerors”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated January 7, 2013 (the “Comment Letter”), relating to the Schedule TO-T (the “Schedule TO”) filed by the Offerors on December 21, 2012, as amended (File No. 005-81557). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

Offer to Purchase

General

1.	As noted in Exchange Act Rule 14d-1(g)(2), the term “bidder” is defined as any person who makes a tender offer or “on whose behalf a tender offer is made.” Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please tell us what consideration you gave to including the Joh. A. Benckiser group and BDT Capital as bidders. We note that the background discussion beginning on page 22 of the Offer to Purchase suggests that the Joh. A. Benckiser group initiated discussions with the Company on November 19, 2012 to discuss a possible acquisition and also played a principal role in the negotiation of, and may provide some of the funding for, the tender offer and merger transactions. We also note the reference to BDT Capital Partners as a minority investor. Please refer to the factors discussed in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Parent has considered whether the Joh A. Benckiser group (the “JAB Group”) or BDT Capital Partners LLC (“BDT”) should be identified as co-bidders in the Offer and has concluded, for the reasons set forth below, that neither the JAB Group nor BDT should be so identified.

In reaching this conclusion, we noted that Rule 14d-1(g)(2) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”). Factors highlighted in such Outline include:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

•	Is the person acting together with the named bidder?

•	To what extent did or does the person control the terms of the offer?

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does the person control the named bidder, directly or indirectly?

•	Did the person form the nominal bidder, or cause it to be formed?

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

We note that Parent is an established entity with substantive operations and assets apart from those related to the Offer. These operations and assets include its ownership of 100% of the equity interests of Peet’s Coffee & Tea, Inc., which it recently acquired for an aggregate purchase price of approximately $1 billion. The Outline notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”

We also note that the “Joh. A. Benckiser group” is not a single entity, but rather a trade name used to describe an affiliated group of entities without a common parent. Accordingly, the JAB Group is not a “person” within the meaning ascribed to the word in Section 3(a)(9) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), which meaning applies to each of the foregoing factors listed in the Outline. Section 3(a)(9) of the Exchange Act defines a “person” as a “natural person, company, government, or political subdivision, agency or instrumentality of a government.”

Messrs. Peter Harf, Bart Becht and Olivier Goudet are identified on Schedule A of the Offer to Purchase as principals of the JAB Group. These individuals, acting through entities, advise various members of the JAB Group, such as Parent and Purchaser, in their decisions about potential investments. As described in Section 10 of the Offer to Purchase under the

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

heading, “Background of the Offer; Contacts with the Company,” Messrs. Becht and Goudet in the course of advising Parent were actively involved in negotiating and structuring the transaction with the Company, on behalf of Parent and Purchaser. None of Messrs. Harf, Becht and Goudet would beneficially own any of the securities purchased by Parent in the Offer.

Parent, with the advice of Messrs. Becht and Goudet, was responsible for initiating, structuring and negotiating the Offer with the Company, acting together with Purchaser, and controlling the terms of the Offer. Parent formed Purchaser, the second bidder in the Offer.

As described more fully in Section 12 of the Offer to Purchase and below in response to the Staff’s comments #2 and #3, in addition to cash on hand at Parent, debt financing for the Offer is being provided to Parent by a member of the JAB Group and equity funding is being provided to Parent by Parent’s existing shareholders, one of which is a member of the JAB Group and the others of which are affiliated with BDT that collectively hold a minority interest in Parent. None of these persons, however, were responsible for initiating, structuring and negotiating the Offer with the Company, controlling the terms of the Offer or forming Purchaser.

Certain affiliates of BDT are minority investors in Parent and a separate affiliate of BDT acted as financial advisor to Parent in connection with the Offer and the Merger. BDT and its affiliates did not play a role in initiating, structuring or negotiating the Offer, except that BDT’s financial advisory affiliate (which is not a minority investor in Parent, and will not provide any equity funding to Parent) provided certain structuring and negotiating advice. Other than providing equity funding to Parent for the consummation of the Offer through an equity contribution as a shareholder of Parent, the minority investors affiliated with BDT did not act together with the Offerors, nor did any of them at any time control the terms of the Offer, control Parent or Purchaser, or form Purchaser. None of BDT or the minority investors affiliated with BDT would beneficially own any of the securities purchased by Parent in the Offer.

In response to the Staff’s comment, we will amend the Offer to Purchase to revise the second paragraph under the heading “Background of the Offer; Contacts with the Company—Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company” to replace the phrase “a privately-held group” with the phrase “a privately-held affiliated group of entities” and to revise the last paragraph under such heading as set forth below:

“On December 21, 2012, Parent and Purchaser commenced the Offer.”

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

Financing, page 38

2.	Refer to the first paragraph of this section. Provide the disclosure required by Item 1007(d) of Regulation M-A.

In response to the Staff’s comment, we will amend the Offer to Purchase to revise the first paragraph under the heading “Financing” to add the following:

“However, it is not contemplated that any such third-party equity or debt financing will be sought. Parent has obtained a debt financing for the issuance of debt to one of its affiliates under a senior unsecured loan of up to $123 million aggregate principal amount, for a 5 year term, at an interest rate of 7% per annum. Parent has also obtained equity funding through contributions from its existing stockholders pro rata in accordance with their existing percentage equity ownership interests in Parent. Neither such financings nor funding is subject to any material conditions other than completion of the Offer.”

3.	Disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If there are no such arrangements, please make such statement in the disclosure. Refer to 1007(b) of Regulation M-A.

In response to the Staff’s comment, we will amend the Offer to Purchase to add a paragraph after the first paragraph under the heading “Financing” as set forth below:

“No alternative financing arrangements or alternative financing plans have been made by the Offerors.”

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

Source and Amount of Funds, page 43

4.	Refer to the first paragraph of this section and its reference to “equity contributions from [Parent’s] existing shareholder.” Revise the disclosure to identify the existing shareholder. In addition, to the extent the existing shareholder is a party other than the two parties discussed in comment 1 above, we expand comment 1 to include this existing shareholder. Respond to comment 1 accordingly.

In response to the Staff’s comment, we will amend the Offer to Purchase to revise the first paragraph under the heading “Source and Amount of Funds” as set forth below:

“Parent estimates that it will need up to approximately $346 million to purchase all of the Fully Diluted Shares and to pay related fees and expenses, which it plans to finance through a mix of cash on hand, equity contributions from its existing shareholders, JAB Forest LLC and affiliates of BDT Capital Partners, LLC, and the issuance of debt to one of Parent’s affiliates.”

Conditions to the Offer, page 44

5.	We note the disclosure in the last paragraph of this section that the bidders may assert conditions regardless of the circumstances giving rise to the assertion of any such condition. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at the election of the bidder.

We note the Staff’s position, however, we believe that the referenced disclosure is appropriate and does not create an inappropriately broad implication that the conditions may be triggered at the election of Parent. By their nature, each of the conditions is objectively determinable and, with the exception of the condition set forth in the last bullet point, entirely outside of Parent’s control.

We note that the condition set forth in the last bullet point, namely the termination of the Merger Agreement in accordance with its terms, may be triggered at the election of Parent in the circumstances under which the Merger Agreement would become terminable at Parent’s election, such as a change of recommendation by the Company Board. However, such triggering circumstances are by their nature objectively determinable and outside the control of Parent. If the Merger Agreement is terminated in such a circumstance, we believe that Parent’s right to terminate the Offer must be preserved in all cases, and such right should not depend on which party terminated the Merger Agreement. This arrangement is common in negotiated two-step merger transactions, and is the product of a mutually agreed contract between Parent and the Company.

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

6.	We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Parent has authorized us to confirm on its behalf its understanding that the waiver of a condition could require the extension of the Offer and recirculation of new disclosure to the Company’s shareholders. Also, Parent has authorized us to confirm on its behalf its understanding that if a condition is triggered by events occurring prior to the expiration time of the Offer, subject to any good faith delay in determining the underlying facts (including whether or not Parent expects that the failure of a condition to be satisfied due to such events may reasonably be expected to be cured prior to the expiration time of the Offer), Parent intends to inform the Company’s shareholders how it intends to proceed promptly, rather than waiting until the expiration time of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Parent makes a good faith determination that the failure of a condition to be satisfied may reasonably be expected to be cured prior to the expiration time of the Offer.

Parent recognizes that if it accepts shares for exchange in the Offer and certain conditions to the Offer have not been satisfied at that time, these conditions will be deemed to have been waived. Furthermore, Parent will not, and does not believe that the terms of its Offer give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration of the Offer, such that its Offer would be effectively illusory.

Additionally, Parent confirms that if a condition is triggered and Parent makes a definitive determination not to invoke such condition in connection with the Offer, Parent will publicly announce such determination and waive such condition.

Perry J. Hindin, Esq.

United States Securities and Exchange Commission

January 10, 2013

Also, Parent advises the Staff that, in such event, it will comply with Release No. 34-24296 (April 3, 1987) and give stockholders sufficient time to react to the new information.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2322 or Sean C. Doyle at (212) 735-2554.

Very truly yours,

/s/ Paul T. Schnell
Paul T. Schnell

Enclosures

cc:	Joachim Creus, Esq.
Sean C. Doyle, Esq.

January 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated January 7, 2013 (the “Comment Letter”) relating to the Schedule TO-T (the “Schedule TO”) filed by the Offerors on December 21, 2012, as amended (File No. 005-81557).

Per your request, each of JAB Beech Inc. (“Parent”) and its wholly-owned subsidiary Pine Merger Sub, Inc. (“Purchaser”) acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JAB BEECH INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

PINE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President